April 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jeffrey Kauten

Re:	CM Life Sciences III Inc.
Registration Statement on Form S-1
Filed February 25, 2021 as amended
File No. 333-253475

Dear Mr. Kauten:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby join in the request of CM Life Sciences III Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on April 6, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 150 copies of the Preliminary Prospectus dated March 25, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC
as Representatives of the Several Underwriters

JEFFERIES LLC

By:	/s/ Scott M. Skidmore
Name: Scott M. Skidmore Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III Title: Managing Director